Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Lemonade, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.00001 per share. References herein to, “we,” “us,” “our”, and “our company” refer to Lemonade, Inc. and not to any of its subsidiaries.

The following description of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to the full text of our amended and restated certificate of incorporation (“Amended Charter”) and our amended and restated bylaws (“Amended Bylaws”), each of which have been publicly filed with the Securities and Exchange Commission (the “SEC”). We encourage you to read the full text of our Amended Charter and our Amended Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.00001 per share and 10,000,000 shares of preferred stock, par value $0.00001 per share, the rights and preferences of which the board of directors may establish from time to time.

Common Stock

Dividend Rights

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Applicable insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of our common stock vote together as a single class, unless otherwise required by law. The holders of our common stock do not have cumulative voting rights in the election of directors.

Our Amended Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. If the number of directors is changed, any increase or decrease shall be apportioned among the classes by the board of directors so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Our Amended Charter further provides that no holder of common stock and/or preferred stock (collectively, the “Capital Stock”) shall be permitted to vote more than 9.90% of the then outstanding Capital Stock without first obtaining approval from the New York Department of Financial Services, as provided in all applicable regulations. In the event that such approval does not permit the holder to vote more than 9.90%, the positive excess of voting rights shall be distributed pro rata among the stockholders not subject to this restriction.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

No shares of preferred stock are outstanding. Our Amended Charter authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no current plan for the issuance of any shares of preferred stock.

Investors’ Rights Agreement

We are party to an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated June 26, 2019 with certain holders of our capital stock. Under our Investors’ Rights Agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Pursuant to the Investors’ Rights Agreement, certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act.

The registration rights set forth in the Investors’ Rights Agreement expires (a) four years following the completion of the IPO, (b) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or holds 1% or less of the Company’s outstanding common stock and all Registrable Securities (as such term is defined in the Investors’ Rights Agreement) held by such holder can be sold in any three month period, in compliance with Rule 144, or (c) after the consummation of a liquidation event under the terms of the Amended Charter. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Certain holders under the Investors’ Rights Agreement are entitled to certain demand registration rights. The holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least $15 million. We are obligated to effect only two such registrations that have been declared or ordered effective. If we determine in good faith that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

If we propose to register the offer and sale of shares of our common stock under the Securities Act, in connection with the public offering of such common stock certain holders will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described above, (ii) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, (iii) a registration related to any stock plan, (iv) a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, or (v) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

Under the Investors’ Rights Agreement, holders of at least 20% of the registrable securities may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3. The Company will not be obligated to effect any such registration if (i) Form S-3 is not available for such offering by the holders, (ii) the holders, together with the holders of any other securities of the company entitled to inclusion in such registration, propose to sell securities at an aggregate price to the public of less than $10 million, net of any underwriters’ discounts or commissions, (iii) the Company has effected two registrations on Form S-3 within the 12-month period preceding the date of the request, and (iv) the Company determines in good faith that it would be seriously detrimental to us and our stockholders to effect such a registration, in which case we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Effects of Provisions of our Amended Charter and Amended Bylaws

Our Amended Charter and our Amended Bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Amended Charter and Amended Bylaw Provisions

Our Amended Charter and our Amended Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Classified Board of Directors

Our Amended Bylaws provide that our board of directors is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange (the “NYSE”). These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Amended Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent; Special Meeting of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our Amended Charter provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Our Amended Bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President (in the absence of a chief executive officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter does not provide for cumulative voting.

Amendment of Amended Charter or Amended Bylaws

Our Amended Charter requires the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock in order to amend certain provisions including those relating to removal of directors, rights and privileges of the common stock, indemnification, exclusive forum, and the prohibition on stockholder action by written consent. Our Amended Bylaws provide that the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock of the outstanding shares of capital stock entitled to vote thereon is required for stockholders to amend or adopt any provision of our Amended Bylaws.

The foregoing provisions of our Amended Charter and Amended Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Issuance of Undesignated Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Venue

Our Amended Charter requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Amended Charter or Amended Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our Amended Charter also provides that unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Delaware Anti-Takeover Statute

Pursuant to Article XIII of the Amended Charter, we have opted out of Section 203 of the DGCL until immediately following the time at which both the following conditions exist (a) Section 203 by its terms would, but for Article XIII of the Amended Charter, apply to the Company; and (b) Daniel Schreiber and Shai Wininger do not beneficially own shares of capital stock of the Company representing at least fifteen percent (15%) of the voting power of all the then outstanding shares of capital stock of the Company, and the Company shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms shall apply to the Company.

Section 203 of the DGCL prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. If applicable, the existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our Amended Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification, and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Corporate Opportunities

Our Amended Charter provides that, to the fullest extent permitted by law, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director who is not an employee of Lemonade or any of its subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of

Lemonade or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Lemonade. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “— Exclusive Venue” above.

Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “LMND.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is (800) 937-5449.

Public Benefit Corporation Status

We are incorporated in Delaware as a public benefit corporation as a demonstration of our long-term commitment to make insurance a public good. Our public benefit, as provided in our certificate of incorporation, is: to harness novel business models, technologies, and private-nonprofit partnerships to deliver insurance products where charitable giving is a core feature, for the benefit of communities and their common causes.

We must have approval of 2∕3 of the outstanding stock of the company entitled to vote to:

•amend our certificate of incorporation to delete or amend the requirements of our public benefit purpose;
•or merge or consolidate with an entity that would result in the company losing its status as a public benefit corporation or with an entity that does not contain identical provisions identifying the public benefits of the company.

Stockholders of the company owning individually or collectively, as of the date of instituting a derivative suit, at least 2% of the company’s outstanding shares may maintain a derivative lawsuit to enforce the requirements that the board of directors will manage or direct the business and affairs of the company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the company’s conduct, and the specific public benefits identified in our certificate of incorporation.